UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

WEBUY GLOBAL LTD

(Exact name of registrant as specified in its charter)

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

As previously disclosed on June 1, 2025, Ms. Fangqin Lin notified the Company of her resignation as an independent director, effective June 1, 2025.

On June 12, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Heng Wee Koon was appointed as independent director and chair of compensation committee of the Company, effective June 12, 2025.

The biographical information of Mr. Heng Wee Koon is set forth below:

Mr. Heng Wee Koon has over two decades of experience in mergers and acquisitions advisory, financial due diligence, and strategic consulting. Mr. Heng began his career at KPMG, where he served from October 2008 to December 2016, including as a Partner at KPMG Advisory LLP. There, he led deal advisory engagements across various sectors, specializing in M&A due diligence and related support services. In 2017, he transitioned to the corporate sector as Chief Operating Officer at Biomax Green Pte. Ltd., focusing on strategic collaborations and cross-border operations. Since then, he has held leadership roles at several consulting and advisory firms, including as Director of E.R.S. Advisory Pte Ltd, Senior Advisor at Nihon M&A Center Singapore, and currently as Executive Director and founder of Acelyr M&A Pte Ltd and Acelyr Advisory Pte Ltd. Mr. Heng also serves as Lead Independent Director of Hyphens Pharma International Limited, where he chairs the Audit Committee. He holds a Bachelor of Business Administration with Honours from the National University of Singapore and a Master of Business Administration from Nanjing University.

Mr. Heng Wee Koon entered into an independent director offer letter with the Company and agreed to receive an annual compensation of $30,000, effective June 12, 2025.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Independent Director Offer Letter to Mr. Heng Wee Koon, dated June 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBUY GLOBAL LTD.

Date: June 16, 2025	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	CEO

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